UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SAVVIS, Inc.

File No. 0-29375- CF# 25595

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     SAVVIS, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 11, 2010.

     Based on representations by SAVVIS, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through August 4, 2016

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Maryse Mills-Apenteng
                Special Counsel